UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Global Infrastructure Management, LLC
Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652 406

1	Names of Reporting Persons Global Infrastructure Investors III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person OO

CUSIP No. 867652 406

1	Names of Reporting Persons GIP III Sol Acquisition, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person OO

CUSIP No. 867652 406

1	Names of Reporting Persons GIP III Sol Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person PN

CUSIP No. 867652 406

1	Names of Reporting Persons Global Infrastructure GP III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person PN

(1)	Includes 33,402,112 shares of common stock, par value $0.001 per share (“Common Stock”) of SunPower Corp. (the “Issuer”) issuable upon the exercise of the Second Tranche Warrant (as described in this filing) and 41,612,944 shares of the Issuer’s Common Stock issued upon the net exercise of the First Tranche Warrant (as described in this filing). The First Tranche Warrant exercise price was paid on a cashless basis pursuant to the terms of the warrant on March 5, 2024 and May 1, 2024, resulting in the Issuer withholding an aggregate of 139,696 shares of Common Stock to pay the exercise price and issuing an aggregate of 41,612,944 shares of Common Stock.
(2)	The shares of Common Stock reported herein are held directly by Sol Holding, LLC. GIP III Sol Acquisition, LLC is one of two members of Sol Holding, LLC, a limited liability company managed by a board of managers. The sole member of GIP III Sol Acquisition, LLC is GIP III Sol Holdings, L.P. The general partner of GIP III Sol Holdings, L.P. is Global Infrastructure GP III, L.P. The General Partner of Global Infrastructure GP III, L.P. is Global Infrastructure Investors III, LLC. As a result, each of the foregoing entities may be deemed to beneficially own the shares of Common Stock reported herein.
(3)	Percentage calculated based on (i) 175,361,088 shares of Common Stock outstanding as of December 15, 2023 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 18, 2023 plus (ii) 41,612,944 shares of Common Stock issued to the Reporting Person upon the cashless exercise of the First Tranche Warrant and (iii) 33,402,112 shares of Common Stock underlying the Second Tranche Warrant. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to warrants held by such person or entity were deemed outstanding if such warrants are currently exercisable or will become exercisable within 60 days of the date of this filing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 9, 2022, as amended on September 15, 2022 and February 14, 2024 (the “Filing”), by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of SunPower Corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Filing is amended and supplemented as follows:

Second Lien Credit Facility

As previously disclosed, on February 14, 2024, the Company entered into the Second Lien Credit Agreement, by and among the Company, certain of its subsidiaries as guarantors party thereto, the lenders party thereto, GLAS USA LLC, as Administrative Agent, and GLAS Americas, LLC, as Collateral Agent (the “Second Lien Credit Agreement”). Capitalized terms used but not defined in this section shall have the meanings given to such terms in the Second Lien Credit Agreement.

The Second Lien Credit Agreement provides for an approximately $175.5 million term loan facility comprised of: (i) an approximately $125.5 million tranche of second lien term loans (“Tranche 1 Second Lien Loans”), which was borrowed on the closing date of the Second Lien Credit Agreement; and (ii) a second tranche of $50 million of second lien term loans (“Tranche 2 Second Lien Loans”).

On May 30, 2024, the Company borrowed $50 million of Tranche 2 Second Lien Loans, which consisted of all Tranche 2 Term Loan Commitments.

The foregoing descriptions of the Tranche 2 Second Lien Loans and the terms of the Second Lien Credit Agreement do not purport to be complete and are subject to, and qualified in their entirety by, reference to the Second Lien Credit Agreement, which was filed as Exhibit 3 to this Filing as part of Amendment No. 2 dated February 14, 2024.

Warrants

As previously disclosed, in connection with the Second Lien Credit Agreement, the Issuer agreed to issue to Sol Holding warrants to purchase shares of Common Stock in two tranches: (i) the first tranche (“First Tranche Warrant”) consisting of a warrant exercisable for 41,752,640 shares of Common Stock and (ii) the second tranche (“Second Tranche Warrant”) consisting of an additional warrant exercisable for 33,402,112 shares of Common Stock. As previously disclosed, on February 14, 2024, concurrent with the issuance of the Tranche 1 Loans, the Issuer issued the First Tranche Warrant to Sol Holding. On March 5, 2024, Sol Holding elected to exercise the portion of the First Tranche Warrant representing 35,077,905 of the 41,752,640 shares of Common Stock underlying the First Tranche Warrant, and paid the exercise price on a cashless basis pursuant to the terms of the First Tranche Warrant, resulting in the Issuer withholding 107,907 shares of Common Stock to pay the exercise price and issuing to Sol Holding an aggregate of 34,969,998 shares of Common Stock. On May 1, 2024, Sol Holding elected to exercise the remaining 6,674,735 shares of Common Stock underlying the First Tranche Warrant, and paid the exercise price on a cashless basis pursuant to the terms of the First Tranche Warrant, resulting in the Issuer withholding 31,789 shares of Common Stock to pay the exercise price and issuing to Sol Holding an aggregate of 6,642,946 shares of Common Stock. The total number of shares of Common Stock issued to Sol Holding upon the exercises of the First Tranche Warrants was 41,612,944 shares of Common Stock.

On May 30, 2024, concurrently with the issuance of the Tranche 2 Loans, the Issuer issued the Second Tranche Warrant to Sol Holding.

The Second Tranche Warrant is exercisable in whole or in part for shares of Common Stock at an exercise price of $0.01 per share and expires on the tenth anniversary of issuance. Sol Holding may pay the exercise price in cash or elect to exercise the Second Tranche Warrant on a “cashless” basis. Pursuant to the terms of the Second Tranche Warrant, the number of shares for which the Second Tranche Warrant is exercisable and the exercise price for such shares may be adjusted in the event of certain dilutive issuances pursuant to an anti-dilution formula set forth in the Second Tranche Warrant, and for stock splits, reclassifications, share combinations, dividends or distributions made by the Issuer on the Common Stock. Further, in connection with an Event of Default (as defined in the Second Lien Credit Agreement), the Issuer may be required, at the election of the warrantholder, to either (a) purchase the Second Tranche Warrant for a cash amount equal to the Black-Scholes Value (as defined in the Second Tranche Warrant) of the unexercised portion of the Second Tranche Warrant or (b) permit the exercise of the Second Tranche Warrant pursuant to a cashless default exercise for a number of shares of Common Stock with a value equal to the Black-Scholes Value of the unexercised portion of the Second Tranche Warrant.

The foregoing description of the Second Tranche Warrant does not purport to be complete and is qualified by the full text of the Warrant to Purchase, which is filed as Exhibit 4 to this Filing.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is amended and supplemented as follows:

The descriptions of the Tranche 2 Loans and Second Tranche Warrant in Item 3 are hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Filing is amended and restated in its entirety as follows.

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)-(b) The number and percentage of shares of Common Stock to which this Filing relates is 162,970,512, constituting 65.1% of the Common Stock outstanding. The percentage of beneficial ownership in this Filing is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on an aggregate of 175,361,088 shares of Common Stock outstanding as of December 15, 2023 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on December 18, 2023, adjusted to reflect the 41,612,944 shares of Common Stock issued to Sol Holding upon the cashless exercise of the First Tranche Warrant.

The shares of Common Stock reported herein are held directly by Sol Holding. GIP III Sol Acquisition, LLC is one of two members of Sol Holding, LLC, a limited liability company managed by a board of managers. The sole member of GIP III Sol Acquisition, LLC is GIP III Sol Holdings, L.P. The general partner of GIP III Sol Holdings, L.P. is Global Infrastructure GP III, L.P. The General Partner of Global Infrastructure GP III, L.P. is Global Infrastructure Investors III, LLC. As a result, each of the foregoing entities may be deemed to beneficially own the shares of Common Stock reported herein.

(c) Other than as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Filing is hereby amended and supplemented as follows:

Exhibit Number	Description
4	Second Tranche Warrant to Purchase (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 30, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024

GLOBAL INFRASTRUCTURE GP III, L.P. By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GIP III SOL ACQUISITION, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	President

GIP III SOL HOLDINGS, L.P. By: Global Infrastructure GP III, L.P., its general partner By: Global Infrastructure Investors, LLC, its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC and GIP III Sol Acquisition, LLC are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC and GIP III Sol Acquisition, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Deepak Agrawal	Partner of Global Infrastructure Partners
Julie Ashworth	General Counsel and Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States
Lucy Chadwick	Partner of Global Infrastructure Partners	United Kingdom
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Tom Horton	Partner of Global Infrastructure Partners	United States
Philip Iley	Partner of Global Infrastructure Partners	United Kingdom
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Bruce MacLennan	Partner of Global Infrastructure Partners	Canada
Andrew Paulson	Partner of Global Infrastructure Partners	United Kingdom
Rajaram Rao	President, Chief Operating Officers and Partner of Global Infrastructure Partners	United Kingdom
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Scott Telesz	Partner of Global Infrastructure Partners	United States
Gregg Myers	Chief Financial Officer of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

GIP III SOL ACQUISITION, LLC

Name	Present Principal Occupation or Employment	Citizenship
Julie Ashworth	General Counsel and Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Gregg Myers	Chief Financial Officer of Global Infrastructure Partners	United States